UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14f-1

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

NOVA ENERGY, INC.

(Exact Name of Registrant as Specified in its Charter)

000-27693

(Commission File Number)

NEVADA	98-0211769
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2520 South Third Street

Louisville, KY 40208

(Address of Principal Executive Offices)

502-636-2807

(Registrant's Telephone Number)

Copies to:

Andrea Cataneo, Esq.

Jeff Cahlon, Esq.

Sichenzia Ross Friedman Ference LLP

61 Broadway

New York, New York 10006

Phone: (212) 930-9700

Fax: (212) 930-9725

Information Statement

Pursuant to Section 14(f) of the Securities Exchange Act of 1934

and Rule 14f-1 thereunder

February 16, 2010

       This Information Statement is being furnished on or about February 16, 2010 to all of the stockholders of record at the close of business on February 12, 2010 of the common stock, par value $0.001 per share, of Nova Energy, Inc., a Nevada corporation (the “Company”, “we”, “us” or “our”).

       This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 promulgated thereunder. You are urged to read this Information Statement carefully.

NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS

IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.

NO PROXIES ARE BEING SOLICITED AND

YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

INTRODUCTION

You are receiving this Information Statement to inform the shareholders of the Company of a change in control of the Company and a change in the majority of the board of directors pursuant to a Common Stock Purchase Agreement, dated December 9, 2009 (the “Purchase Agreement”), among Daymon Bodard, the then sole director and officer of the Company, representing himself, the Company, and Netresolutions.com, Inc. (collectively, the “Sellers”) and Isthmus Horizons, Inc. (the “Purchaser”).

CHANGE IN CONTROL

Pursuant to and upon the closing of the Purchase Agreement, on January 25, 2010, the Sellers sold 2,002,176 shares of common stock of the Company, representing approximately 58.5% of the Company’s issued and outstanding common stock, to the Purchaser for a purchase price of $315,000.

In connection with the Purchase Agreement, effective January 28, 2010, Daymon Bodard resigned as the Company’s President, Chief Executive Officer, Secretary and Treasurer, and agreed to resign as the Company’s director, effective 10 days after the filing by the Company and transmission to shareholders of Schedule 14F (at which time Mr. Bodard will be replaced on the board by Hugh Robinson). In addition, effective January 28, 2010, Hugh Robinson was elected the Company’s President, Chief Executive Officer, Secretary and Treasurer, and James Tilton was elected the Company’s Chief Operating Officer.

DIRECTORS AND EXECUTIVE OFFICERS

The following discussion sets forth information regarding our current executive officers and director and the individual who will be elected as director following the resignation of Mr. Bodard as director. If the proposed director set forth below should become unavailable for any reason, which we do not anticipate, the director will vote for any substitute nominee or nominees who may be designated by the Company prior to the date the new director takes office.

Each member of our Board of Directors shall serve until his successor is elected and qualified, or until his earlier resignation, death or removal. Officers are appointed annually by the Board and each serves at the discretion of the Board.

Current Director and Executive Officers:

Set forth below is certain information regarding the current directors and executive officers of the Company.

Name	Age	Position
Hugh Robinson	77	President, Chief Executive Officer, Secretary and Treasurer
James Tilton	49	Chief Operating Officer
Daymon Bodard	56	Director

Hugh Robinson

Hugh Robinson has been President, Chief Executive Officer, Secretary and Treasurer of the Company since the closing of the Purchase Agreement in January 2010 and will be elected director of the Company effective 10 days after the filing by the Company and transmission to shareholders of this Schedule 14F. Mr. Robinson is the former Chairman and Board Member of the Federal Reserve Bank of Dallas and served as an officer in the United States Army retiring with the rank of Major General. Mr. Robinson is currently a member of the Board of Directors of CarMax, Inc., Aleris International, Inc., NewMarket Technoloyg, Inc., and a member of the Advisory Board of TXU Corp. Mr. Robinson is a graduate of the U.S. Military Academy at West Point, New York and earned a Master's Degree in Civil Engineering at Massachusetts Institute of Technology (MIT). He received an honorary Doctor of Laws degree from Williams College and attended the Harvard Management Program for Executives. Mr. Robinson’s military career included a number of prestigious posts that included aide de camp to President Lyndon B. Johnson.  After retiring from the military, Robinson joined The Southland Corporation as vice president and president of Cityplace Development Corporation, a subsidiary of Southland. From 1989 through 2002, Mr. Robinson served as Chairman and Chief Executive Officer of The Tetra Group, Inc., a Dallas construction management company with divisions in Minority Business Development and affordable housing. Mr. Robinson serves on the Board of Directors of the North Texas Public Broadcasting Co., Inc., the LBJ Foundation, Inc., and the Better Business Bureau.  He is a member of the Dallas Citizens Council, the National Society of Professional Engineers, the Greater Dallas Chamber and the Dallas Black Chamber.

James Tilton

James Tilton has been Chief Operating Officer of the Company since the closing of the Purchase Agreement in January 2010. Mr. Tilton has served as chairman of the board of directors, chief executive officer, president, secretary, treasurer and sole director of NuMobile, Inc., a mobile computing technology company, since its formation in November 1999. Mr. Tilton has more than 11 years' experience in the securities industry. From 1995 to 1996, he was stockbroker at Morgan Keegan. From 1997 to 1999, he worked independently in the securities industry, specializing in corporate finance and investment banking. Mr. Tilton has been involved in the financing of private and public small-growth companies. Since January 1999, Mr. Tilton has also been TuneIn Media, Inc.'s chief executive officer and president. TuneIn Media, Inc. was an interactive media content provider and recently completed an acquisition of Infotel Technologies, Ltd., a Singapore-based IT Corporation. Mr. Tilton formally resigned this position in October of 2005 and was re-appointed on October 1, 2008. Mr. Tilton is currently a director of Girasolar (OTCBB: GRSR). Mr. Tilton has a B.A. in Political Science with an emphasis in Accounting/Business from the University of Louisville.

Daymon Bodard

Daymon Bodard will resign as a director of the Company effective on or about 10 days following the filing and transmission to shareholders of this Schedule 14f-1. Mr. Bodard was the Company’s President and director from 2002 until the closing of the Purchase Agreement in January 2010.

Board of Directors Committees

 Currently, our Board does not have any standing audit, nominating or compensation committees, or committees performing similar functions. Our sole Director performs the duties of such committees.

Communications with Directors

Shareholders may communicate with our Directors by directing the communication in care of James Tilton, at the address set forth on the front page of this Information Statement.  You will receive a written acknowledgement from Mr.Tilton upon receipt of your communication.

Director Independence

Our sole director, Daymon Bodard, is not an independent director as defined under the Nasdaq Marketplace Rules.

Legal Proceedings Involving Directors and Executive Officers

No current director, officer, nominee for director or officer, affiliate or promoter has, within the past five years, filed any bankruptcy petition, been convicted in or been the subject of any pending criminal proceedings, nor has any such person been the subject of any order, judgment, or decree involving the violation of any state or federal securities or commodities laws. The Company is not aware of any legal proceedings to which any director, officer or affiliate of the Company, any owner of record or beneficially of more than five percent of any class of voting securities of the Company, or any associate of any such director, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has an interest adverse to the Company or any of its subsidiaries.

EXECUTIVE COMPENSATION

The following table sets forth the compensation paid to our executive officers during our fiscal years ended June 30, 2008 and June 30, 2009:

Name and Principal Position	Year or Period	Salary*	Bonus	Stock Awards	Option Awards	Non Equity Incentive Plan Compensation	Nonqualified Deferred Compensation	All Other Compensation	Total Earnings
Daymon Bodard,	2008	$60,000	0	0	0	0	0	0	0
President, Director	2009	60,000	0	0	0	0	0	0	0

*Salary has been deferred.

Employment Agreements

The Company is not party to any employment agreements.

OUTSTANDING EQUITY AWARDS AT YEAR-END

The Company did not have any outstanding equity awards outstanding as of June 30, 2009.

DIRECTOR COMPENSATION

No director of the Company received any compensation for services as director for the year ended June 30, 2009.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

None.

PRINCIPAL HOLDERS OF VOTING SECURITIES OF THE COMPANY

As of February 12, 2010, we had 3,422,400 shares of common stock issued and outstanding, which is the only class of voting securities that would be entitled to vote for directors at a stockholders' meeting if one were to be held. Each share of common stock is entitled to one vote.

Security Ownership of Certain Beneficial Owners and Management of the Company:

The following table sets forth the beneficial ownership of our company’s capital stock as of February 12, 2010, as to

• Each person known to beneficially own more than 5% of the Company’s common stock

• Each of our directors

• Each executive officer

• All directors and officers as a group

 Except as otherwise indicated, each of the stockholders listed below has sole voting and investment power over the shares beneficially owned.

Name of Beneficial Owner (1)	Amount Beneficially Owned (2)	Percentage of Class(2)
Daymon Bodard	0	--
Hugh Robinson	0	--
James Tilton	0	--
Isthmus Horizons, Inc. c/o Sovereighn Management & Legal Ramon H. Jurado Avenue Pacific Sun/Sky Tower- Lowery level Office #9 Panama City, Panama	2,002,176	58.5%
All officers and directors as a group (3 persons)	0	--

* Less than 1%

(1)

Except as otherwise indicated, the address of each beneficial owner is c/o  Nova Energy, Inc, 2520 South Third Street

Louisville, KY 40208.

(2)

Applicable percentage ownership is based on 3,422,400 shares of common stock outstanding as of February 12, 2010, together with securities exercisable or convertible into shares of common stock within 60 days of February 12, 2010 for each stockholder.  Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities.  Shares of common stock that are currently exercisable or exercisable within 60 days of February 12, 2010 are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors and officers, and the persons who beneficially own more than 10% of our common stock, to file reports of ownership and changes in ownership with the SEC. Copies of all filed reports are required to be furnished to us pursuant to Rule 16a-3 promulgated under the Exchange Act. Based solely on the reports received by us and on the representations of the reporting persons, we believe that these persons have complied with all applicable filing requirements during the year ended June 30, 2009.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the Company caused this Report to be signed in its behalf by the undersigned, thereunto duly authorized

JAMES TILTON

By Order of the Board of Directors

/s/ James Tilton

James Tilton

Chief Operating Officer

Dated:  February 16, 2010

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